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                                                           OMB APPROVAL
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                                                  OMB Number 3235-0287
                                                  Expires: September 30, 1998
                                                  Estimated average burden
                                                  hours per response ....... 0.5
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

    Newmont Mining Corporation
--------------------------------------------------------------------------------
   (Last, First, Middle)

    1700 Lincoln Street
--------------------------------------------------------------------------------
   (Street)

    Denver, CO  80203
--------------------------------------------------------------------------------
   (City, State  Zip)


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2. Issuer Name and Ticker or Trading Symbol
          Newmont Gold Company (NGC)

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year
          May 1998

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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ x ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)

                          ---------------------------
================================================================================
7. Individual or Joint/Group Filing (Check applicable line)

   [ x ] Form filed by one Reporting Person
   [   ] Form filed by more than one Reporting Person

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
--------------------------------------------------------------------------------

                                                                                       4.
                                                                                       Securities Acquired (A) or
                                                              3.                       Disposed of (D)
                                                              Transaction              (Instr. 3, 4 and 5)
                                      2.                      Code                     -----------------------------
1.                                    Transaction             (Instr. 8)                                  (A)
Title of Security                     Date                    ------------             Amount             or      Price
(Instr. 3)                            (mm/dd/yy)               Code     V                                 (D)
------------------------------------------------------------------------------------------------------------------------------------
(1)
------------------------------------------------------------------------------------------------------------------------------------
(2)
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      Table I (cont.) -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
--------------------------------------------------------------------------------

                                     5.                      6. Owner-
                                     Amount of               ship
                                     Securities              Form:              7.
                                     Beneficially            Direct             Nature of
                                     Owned at End            (D) or             Indirect
1.                                   of Month                Indirect           Beneficial
Title of Security                    (Instr. 3               (I)                Ownership
(Instr. 3)                           and 4)                  (Instr.4)          (Instr. 4)
------------------------------------------------------------------------------------------------------------------
(1)
------------------------------------------------------------------------------------------------------------------
(2)
------------------------------------------------------------------------------------------------------------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

================================================================================
Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
--------------------------------------------------------------------------------

                                                                                                     6.
                                                                                                     Date
                                                                      5.                             Exercisable and
                         2.                            4.             Number of Derivative           Expiration Date
1.                       Conversion or                 Transaction    Securities Acquired (A)        (Month/Day/Year)
Title of                 Exercise        3.            Code           or Disposed of (D)            ----------------
Derivative               Price of        Transaction   (Instr. 8)     (Instr. 3, 4 and 5)            Date          Expira-
Security                 Derivative      Date (Month/  ------         -----------------------        Exer-         tion
(Instr. 3)               Security        Day/Year)     Code    V      (A)             (D)            cisable       Date
------------------------------------------------------------------------------------------------------------------------------------
(1) Option (right to buy) 28.32          5/31/98       J*             891,343                        5/19/99        5/19/08
------------------------------------------------------------------------------------------------------------------------------------
(2) Option (right to buy) 26.79          3/31/98       J*              15,000                        3/18/99        3/18/08
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Table II (cont.) -- Derivative Securities Acquired, Disposed of, or Beneficially
     Owned (e.g., puts, calls, warrants, options, convertible securities)
--------------------------------------------------------------------------------

                          7.
                          Title and Amount
                          of Underlying
                          Securities                                              9.               10.
                          (Instr. 3 and 4)                                        Number of        Ownership
                          ----------------                                        Derivative       Form of         11.
1.                                          Amount              8.                Securities       Derivative      Nature of
Title of                                    or                  Price of          Beneficially     Security:       Indirect
Derivative                                  Number              Derivative        Owned            Direct (D)      Beneficial
Security                                    of                  Security          at End of Month  or Indirect     Ownership
(Instr. 3)                Title             Shares              (Instr. 5)        (Instr.4)        (I) (Instr. 4)  (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
(1) Option (right to buy) Common            891,343             *                 891,343          D
------------------------------------------------------------------------------------------------------------------------------------
(2) Option (right to buy) Common             15,000             *                  15,000          D
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

* Indicated transactions related to the common stock options (the "NGC Options") granted by Newmont Gold Company (the "Newmont Gold") to Newmont Mining Corporation ("NMC") in connection with a transaction entered into by NMC and Newmont Gold on March 18, 1994 to combine the operations of NMC and Newmont Gold, effective as of January 1, 1994. The NGC Option grants and exercises reported herein result from the grant and exercise of comparable employee stock options of NMC.

** Indicated transactions reported herein resulted from the merger (the "Merger") of a wholly-owned subsidiary ("Sub") of NMC with and into Santa Fe Pacific Gold Corporation ("Santa Fe"). Immediately following the consummation of the Merger, NMC transferred to Newmont Gold all of the shares of common stock of the corporation surviving the Merger in exchange for additional shares of Newmont Gold common stock in an amount equal to the number of shares of Newmont Mining common stock issued to former Santa Fe stockholders in the Merger and additional NGC Options having the same terms as the options to acquire Santa Fe common stock assumed by Newmont Mining pursuant to the Merger as adjusted as contemplated by the Agreement and Plan of Merger dated as of March 10, 1997 among NMC, Sub and Santa Fe (except that the additional Newmont Gold Options will be exercisable for shares of Newmont Gold common stock while the assumed Santa Fe options will be exercisable for shares of Newmont Mining common stock) (such options as so assumed and adjusted are referred to herein as the "Assumed Options"). The NGC Option exercises reported herein result from exercise of Assumed Options. All of the above-described transactions relate to the transaction entered into by NMC and Newmont Gold in 1994 which resulted in the combination of the operations of NMC and Newmont Gold effective as of January 1, 1994 and which requires that at all times subsequent thereto the number of shares of Newmont Gold common stock owned by Newmont Mining equal the number of outstanding shares of Newmont Mining common stock.



/s/ Timothy J. Schmitt                                           6/10/98
---------------------------------------------            -----------------------
     ***Signature of Reporting Person                             Date
        Title:  Vice President and Secretary


*** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

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